EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the "Company")

To:	The Tel Aviv Stock Exchange
The Israeli Securities Authority

Dismissal of Class Action Against Pelephone

Further to the description in the Company's 2012 periodic report and the quarterly report for the period ending September 30, 2013, and the Company's immediate report dated December 23, 2013, a supplementary report is hereby provided that on January 30, 2014, the Company received a notice from its subsidiary, Pelephone Communications Ltd. ("Pelephone") regarding a decision rendered by the Nazareth District Court dismissing the claim and the certification motion due to a nationwide malfunction on Pelephone's network, in an amount of approximately NIS 160 million.

The above information constitutes a translation of an Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.